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                                                                         ANNEX A

                                                              September 13, 2000

Independent Committee of the Board of Directors
Minolta-QMS, Inc.
One Magnum Pass
Mobile, Alabama 36618

Gentlemen:

    We understand that Minolta-QMS, Inc. (the "Company") is considering the proposed acquisition by Minolta Co. Ltd. and Minolta Investments Company (collectively, "Minolta") of the remaining publicly traded shares of the Company via a tender offer at a price of not less than $6.00 per share in cash (the "Proposed Acquisition"). The terms and conditions of the Proposed Acquisition are set forth-in more detail in the Agreement and Plan of Merger dated September 13, 2000 (the "Agreement").

    We have been requested by the Company to render our opinion with respect to the fairness, from a financial point of view, to the stockholders of the Company other than Minolta of the consideration to be offered in the Proposed Acquisition.

    In arriving at our opinion, we have, among other things:

    1.  Reviewed the Agreement;

    2. Reviewed certain publicly available information concerning the Company which we believe to be relevant to our analysis;

    3. Reviewed certain historical and projected financial and operating data concerning the Company furnished to us by the Company;

    4. Reviewed the historical market prices and trading activities for the stock of the Company from September 1, 1997 to the date of this letter and compared them with those of certain publicly traded companies which we deemed relevant;

    5. Compared the historical financial results and present financial condition of the Company to those of certain publicly traded companies which we deemed relevant;

    6. Reviewed the financial terms of the Proposed Acquisition and compared them with the terms of certain other recent merger and acquisition transactions which we deemed relevant;

    7. Reviewed the financial terms of certain acquisitions and tender offers involving the purchase of a minority equity interest in publicly traded companies which we deemed relevant;

    8. Conducted discussions with members of the Company's management concerning its business, operations, assets, present condition and prospects; and

    9. Reviewed such other financial statistics and undertook such other analyses and investigations as we deemed appropriate.

    We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification. With respect to the financial forecasts of the Company, we have assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In arriving at our opinion, we did not conduct a physical inspection of the properties and facilities of the Company. We have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.
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Independent Committee of the Board of Directors
Minolta-QMS, Inc.
September 13, 2000
Page 2

    The Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have acted as financial advisor to the Company in connection with certain other transactions in the past, including the 1999 acquisition by Minolta of a majority interest in the issued and outstanding shares of the Company and have received customary fees for such services.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that the consideration to be offered in the Proposed Acquisition is fair, from a financial point of view, to the stockholders of the Company other than Minolta.

                                      Very truly yours,

                                      THE ROBINSON-HUMPHREY COMPANY, LLC